EXHIBIT 99.8

Economic Times and The Times of India, joint interview
Interviewee: Suresh Vaswani, President, Wipro Infotech.

Journalist: Why is Wipro Infotech not winning large outsourcing deals in the domestic market? Why did you lose Bharti deal?

Suresh Vaswani: We would not like to comment on specific instances. We have also had our share of wins. In fact, Wipro has been the pioneer in TOS in India with key wins like Colgate Palmolive and ISB. You win some deals and you lose some. We normally win two kinds of large deals. One is in System Integration where we have won projects like in Vijaya Bank and other is the total outsourcing (TOS) type of deals like ISB and Colgate Palmolive. Typically TOS deals are spread over 10 years and involve taking over of the entire IT department. Ramping of revenues for the service provider happens over the years and not immediately.

Vijaya Bank deal is a large System Integration deal and is roughly of the size of Rs. 85 crores wherein we built the data centre, software implementation and integration activities.

Also, losing a TOS deal does not mean that we have lost that customer. There are other things like Application software development, Network Integration that are outside the purview of outsourcing. We have worked on large projects with Oriental Bank of Commerce, ONGC and Motorola for example.

Journalist: Would you be bidding for such big deals in the future?

Suresh Vaswani: We are in the TOS market. We are committed to building the TOS practice. Yes we are in the business and we have been winning mid-size TOS deals.

Journalist: Is this the arrival of such big deals in India?

Suresh Vaswani: India is a large market and extremely attractive market to be present from global IT market perspective. Today, in the domestic market, we are competing with global players. One has to keep in mind that TOS does not work for all customers and all markets. If we were to estimate the market, we feel that the next couple of years will see 6 to 7 such big wins in India.

Customers are from different segments like SI and TOS and we will continue to focus on these markets. We are keen on providing the best proposition to our customers. We have all the products and services the customer needs. We have built the practice. We will continue to build it up to large scale. We are not shying away from such deals and we are very much in contention.

Journalist: Compared to previous quarters, during the current year, you seem to have done very well this quarter. Any specific reason?

Suresh Vaswani: Q4 was a big quarter for us. We have grown by 50%. Q3 was also a reasonably good quarter. But in Q4, profits grew by 66% over the previous quarter. It is an outstanding quarter YoY. Our products business has done well. We have grown more than the market growth. Our growth in products business is more than 50%. To us, it’s a validation of all the strategy we have put in the Indian market to grow this business.

Journalist: What is the growth in Wipro PC business?

Suresh Vaswani: In Wipro PC business, we have recorded 22% growth in value and 40% in volume.

Journalist: Does this mean despite the onslaught of MNC brands, you are upbeat about your brand?

Suresh Vaswani: Yes.

Journalist: How was your performance in Middle East and APAC markets?

Suresh Vaswani: For the full year 2003-04 we did 65 projects in India, 14 in Middle East and 4 in APAC. Certainly Middle East and APAC have brought us good successes. Some of the customers with whom we work in this region are Saudi Poliolifins, Dubai Municipality, Dubai e-government to name a few. From our experience we find that Middle East is looking at India and Wipro is perceived as a strong player in the region. In Middle East, sequentially we have grown by 28% and 170% YoY.

Similarly, in APAC, Australia is a focus market for us. We are replicating the global delivery model here.

Journalist: What is the total employee strength of Wipro Infotech?

Suresh Vaswani: For financial year ended 2003-04 our employee strength is at 2000 employees. Apart from this, we have another 2000 people working with us as franchisees and partners.